UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                   Yahoo! Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value $0.00033 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   948332-10-6
-------------------------------------------------------------------------------
                                 (CUSIP Number)



      RONALD FISHER                                     STEPHEN A. GRANT, ESQ.
  SOFTBANK HOLDINGS INC.                                 SULLIVAN & CROMWELL
10 LANGLEY ROAD, SUITE 403                                125 BROAD STREET
 NEWTON CENTER, MA 02159                                 NEW YORK, NY 10004
      (617) 928-9300                                       (212) 558-4000
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               December 31, 1998
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (continued on following pages)

------------------------                                 -----------------------
CUSIP NO.  984332-10-6                 13D               PAGE  2  OF  18  PAGES
------------------------                                 -----------------------

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      SOFTBANK America Inc.
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) |_|
                                                                        (b) |_|

--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS

                     00
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
           NUMBER OF          7   SOLE VOTING POWER

             SHARES               29,632,564
                              --------------------------------------------------
          BENEFICIALLY        8   SHARED VOTING POWER

            OWNED BY          --------------------------------------------------
                              9   SOLE DISPOSITIVE POWER
              EACH
                                  29,632,564
           REPORTING          --------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
          PERSON WITH
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    29,632,564
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |_|
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    30.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

                      HC, CO
--------------------------------------------------------------------------------

------------------------                                 -----------------------
CUSIP NO.  984332-10-6                 13D               PAGE  3  OF  18  PAGES
------------------------                                 -----------------------

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      SOFTBANK Holdings Inc.
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) |_|
                                                                        (b) |_|

--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS

                     AF
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
           NUMBER OF          7   SOLE VOTING POWER

             SHARES               29,632,564
                              --------------------------------------------------
          BENEFICIALLY        8   SHARED VOTING POWER

            OWNED BY          --------------------------------------------------
                              9   SOLE DISPOSITIVE POWER
              EACH
                                  29,632,564
           REPORTING          --------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
          PERSON WITH
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    29,632,564
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |_|
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    30.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

                      HC, CO
--------------------------------------------------------------------------------

------------------------                                 -----------------------
CUSIP NO.  984332-10-6                 13D               PAGE  4  OF  18  PAGES
------------------------                                 -----------------------

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      SOFTBANK Corp.
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) |_|
                                                                        (b) |_|

--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS

                     AF
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

               Japan
--------------------------------------------------------------------------------
           NUMBER OF          7   SOLE VOTING POWER

             SHARES               29,685,314
                              --------------------------------------------------
          BENEFICIALLY        8   SHARED VOTING POWER

            OWNED BY          --------------------------------------------------
                              9   SOLE DISPOSITIVE POWER
              EACH
                                  29,685,314
           REPORTING          --------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
          PERSON WITH
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    29,685,314
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |_|
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    30.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

                      HC, CO
--------------------------------------------------------------------------------

------------------------                                 -----------------------
CUSIP NO.  984332-10-6                 13D               PAGE  5  OF  18  PAGES
------------------------                                 -----------------------

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      MAC Inc.
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) |_|
                                                                        (b) |_|

--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS

                     00
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

               Japan
--------------------------------------------------------------------------------
           NUMBER OF          7   SOLE VOTING POWER

             SHARES               0
                              --------------------------------------------------
          BENEFICIALLY        8   SHARED VOTING POWER

            OWNED BY          --------------------------------------------------
                              9   SOLE DISPOSITIVE POWER
              EACH
                                  0
           REPORTING          --------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
          PERSON WITH
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    0
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |_|
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

                      HC, CO
--------------------------------------------------------------------------------

------------------------                                 -----------------------
CUSIP NO.  984332-10-6                 13D               PAGE  6  OF  18  PAGES
------------------------                                 -----------------------

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Masayoshi Son
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) |_|
                                                                        (b) |_|

--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS

                     AF
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

               Japan
--------------------------------------------------------------------------------
           NUMBER OF          7   SOLE VOTING POWER

             SHARES               29,685,314
                              --------------------------------------------------
          BENEFICIALLY        8   SHARED VOTING POWER

            OWNED BY          --------------------------------------------------
                              9   SOLE DISPOSITIVE POWER
              EACH
                                  29,685,314
           REPORTING          --------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
          PERSON WITH
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    29,685,314
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |_|
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    30.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

                      IN
--------------------------------------------------------------------------------

CUSIP No. 984332-10-6                                        Page 7 of 18 Pages


         SOFTBANK America Inc., a Delaware corporation ("SB America") hereby reports on Schedule 13D with respect to shares of Common Stock beneficially owned by it. Mr. Masayoshi Son, a Japanese citizen, MAC Inc., a Japanese corporation ("MAC"), SOFTBANK Corp., a Japanese corporation ("Softbank"), and SOFTBANK Holdings Inc., a Delaware corporation ("SBH" and, together with Mr. Son, MAC and Softbank, the "Original Reporting Persons"), hereby amend and restate the report on Schedule 13D for the Original Reporting Persons, dated July 27, 1998 (the "Original Schedule 13D"), filed by the Original Reporting Persons with respect to the Common Stock , par value $0.00033 per share (the "Common Stock"), of Yahoo! Inc., a Delaware corporation (the "Issuer"), beneficially owned by them. SB America and the Original Reporting Persons are referred to herein as "Reporting Persons".

Item 1.   Security and Issuer.
          -------------------

         This statement on and amendment to and restatement of Schedule 13D (this "Statement") relates to the Common Stock. The principal executive offices of the Issuer are located at 3420 Central Expressway, Suite 201, Santa Clara, California 95051.

Item 2.   Identity and Background.
          -----------------------

         SB America, a Delaware corporation, is a wholly owned subsidiary of SBH, a Delaware corporation. SBH is a wholly owned subsidiary of Softbank, a Japanese corporation. As of December 31, 1998, Softbank was 43.3% owned by Mr. Son, a Japanese citizen.

         Mr. Son's principal occupation is president and chief executive officer of Softbank and his business address is c/o SOFTBANK Corp., 24-1 Nihonbashi-Hakozakicho, Chuo-Ku, Tokyo 103-8501, Japan. Softbank's principal businesses include the provision of information and distribution services and infrastructure for the digital information industry, the distribution of computer software and network products and the publication of Japanese computer technology magazines. The principal business of SBH and SB America is to serve as holding companies for operations and investments of Softbank.

         MAC, a Japanese corporation wholly owned by Mr. Son, filed a Schedule 13D on July 27, 1998. MAC was merged into Softbank as of December 1, 1998. MAC's principal business was to serve as a holding company for certain of Mr. Son's investments.

CUSIP No. 984332-10-6                                        Page 8 of 18 Pages


         None of the Reporting Persons, nor, to the best knowledge and belief of SB America, SBH, Softbank and MAC, any of their respective executive officers or directors, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Annexes A-1, A-2, A-3 and A-4 hereto set forth the business address of SB America, SBH, Softbank, MAC, and SVI, respectively, and with respect to each executive officer and director of SB America, SBH, Softbank and MAC respectively, the following information: (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

         After conversion of SBH's preferred stock upon completion of the Issuer's initial public offering of securities pursuant to a Prospectus dated April 12, 1996, SBH held 9,515,228 shares of Common Stock. After a 3-for-2 stock split effective August 11, 1997, SBH held 14, 272,842 shares of Common Stock.

         On December 31, 1997, SBH entered into a Stock Purchase Agreement dated as of even date therewith among GeoCities Inc., a California corporation ("GeoCities"), the Issuer and Sellers (as defined therein) (the "GeoCities Stock Purchase Agreement") which was filed as an exhibit to the Form S-1 dated July 21, 1998 filed by GeoCities. The GeoCities Stock Purchase Agreement is incorporated by reference into this Item 3. Pursuant to the GeoCities Stock Purchase Agreement, SBH exchanged 350,000 shares of Common Stock for 600,000 shares of common stock, par value $0.0005 per share, of Geo Cities. Pursuant to a registration statement on Form S-3 dated January 8, 1998, SBH sold 150,000 shares of Common Stock on January 21, 1998 and 320,000 shares of Common Stock on January 26, 1998 to fund second and third purchases of GeoCities common stock.

         On July 7, 1998, pursuant to a Stock Purchase Agreement dated as of even date therewith between the Issuer and SBH, SBH purchased 1,363,440 shares of Common Stock for $250 million. SBH used its net working capital to fund this acquisition. After a 2-for-1 stock split effective July 31, 1998, SBH owned 29,632,564 shares of Common Stock.

CUSIP No. 984332-10-6                                        Page 9 of 18 Pages

         On October 20, 1998 the Issuer merged with Yoyodyne Entertainment Inc., a Delaware corporation ("Yoyodyne"). Pursuant to an Agreement and Plan of Merger dated as of October 9, 1998, SOFTBANK Ventures, Inc., a Japanese corporation ("SVI") and wholly owned subsidiary of Softbank, received 45,751 shares of Common Stock and warrants for 6,999 shares of Common Stock exercisable immediately at $0.31 per share that expire on September 30, 2007 in exchange for 1,306,000.8 Yoyodyne Class A Preferred Shares and warrants for 218,117 shares of Yoyodyne Common Stock.

         On December 31, 1998, pursuant to a subscription agreement, SBH contributed 29,632,564 shares of Common Stock to SB America.

         Except as described above, none of the persons listed in the Annexes hereto contributed any funds or other consideration towards the purchase of the Common Stock.

Item 4.   Purpose of the Transaction.
          --------------------------

         SBH contributed the Common Stock to the capital of SB America as part of a reorganization of the corporations controlled by Softbank.

         Each Reporting Person expects to evaluate on an ongoing basis the Issuer's financial condition, business operations and prospects, market price of the Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may, at any time and from time to time: acquire additional Common Stock or securities convertible or exchangeable for Common Stock; dispose of shares of Common Stock; and/or enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the Common Stock. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act of 1933, as amended (the "Securities Act"), and the contractual restrictions described in
Item 6. To the knowledge of each Reporting Person, each of the persons listed on Annex A-1, Annex A-2 and A-3 hereto may make the same evaluation and reserves the same rights.

CUSIP No. 984332-10-6                                       Page 10 of 18 Pages


         As of the date of the filing of this statement, none of the Reporting Persons, nor, to the best knowledge and belief of SB America, SBH and Softbank, any of their respective executive officers or directors, has any other plan or proposal which relates to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

         (a) The percentage interest held by each Reporting Person presented below is based on the number of shares of Common Stock reported to be outstanding as of October 31, 1998 in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 (the "Outstanding Shares").

         As of the date of the filing of this statement, SB America beneficially owns, and SBH, Softbank and Mr. Son may be deemed to beneficially own through SB America, 29,632,564 shares of Common Stock, representing approximately 30.1% of the Outstanding Shares.

         SVI beneficially owns, and Softbank and Mr. Son may be deemed to beneficially own through SVI, 52,750 shares of Common Stock, representing approximately less than 0.1% of the Outstanding Shares.

         Softbank and Mr. Son may be deemed to beneficially own through SB America, SBH and SVI 29,685,314 shares of Common Stock representing approximately 30.1% of the Outstanding Shares.

         MAC was merged into Softbank as of December 1, 1998 and beneficially owns no shares of Common Stock.

         Except as described in this Statement, neither SVI nor any of the Reporting Persons, nor, to the best knowledge and belief of SB America, SBH, Softbank or SVI, any of their respective executive officers or directors beneficially owns any Common Stock or securities convertible into Common Stock.

         (b) Each Reporting Person has the power to vote or direct the vote and dispose or direct the disposition of the Common Stock beneficially owned by such Reporting Persons as indicated in pages 2 through 7 above. SVI, Mr. Son and Softbank each has the sole power to vote or direct the vote and dispose or direct the disposition of the Common Stock beneficially owned by SVI.

CUSIP No. 984332-10-6                                       Page 11 of 18 Pages


         (c) Except as described in this Statement, none of the Reporting Persons, nor, to the best knowledge and belief of SB America, SBH and Softbank, any of their respective executive officers or directors, has effected any transaction in the Common Stock during the past 60 days.

         (d) Not applicable.

         (e) MAC has ceased to be the owner of more than five percent of the Outstanding Shares.

Item 6. Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.
-------------------------------------------------------------

         Pursuant to a Standstill and Voting Agreement dated as of March 12, 1996, between the Issuer and SBH, which is filed as an exhibit to this Statement and incorporated by reference into this Item 6, SBH is prohibited from purchasing additional shares of the Issuer's capital stock if such purchase would result in SBH owning more than 35% of the Issuer's capital stock (assuming the exercise of all outstanding options and warrants to purchase capital stock). The restrictions terminate on March 12, 2001 or earlier in the event that the Issuer's founders, David Filo and Jerry Yang, own beneficially less than 2,500,000 shares of the Issuer's Common Stock, in the aggregate. Also, SBH's maximum permitted percentage ownership increases to 49.5% of the Issuer's capital stock (excluding options and warrant to purchase capital stock) in the event that Messrs. Filo and Yang beneficially own in the aggregate less than 4,000,000 shares of Common Stock. The agreements also prohibit SBH from disposing of shares representing more than 5% of the Issuer's capital stock without approval of the Issuer's Board of Directors (other than in public market sales under Rule 144 or pursuant to a registration statement filed by the Issuer).

         The Purchasers (including, as defined therein, SBH) and the Issuer entered into a Second Amended and Restated Investor Rights Agreement, dated as of March 12, 1996 (the "Investor Rights Agreement"), which is filed as an exhibit to this Statement and incorporated by reference into this Item 6. The Investor Rights Agreement provides SBH with the right to require the Issuer to register any or all of the Common Stock held by it in a public offering pursuant to the Securities Act. Such registration is subject to the right of the Issuer to delay any exercise by SBH of this right for a period of up to 180 days if, in the Issuer's judgment, the Issuer or any financing, acquisition, corporate reorganization or other material transaction by the Issuer or any of its subsidiaries then being conducted or about to be conducted would be adversely affected. Pursuant to the Investor Rights Agreement, SBH also has the right to "piggyback" or include its Common Stock in any registration of Common Stock made by the Issuer.

         The Amendment to Second Amended and Restated Investor Rights Agreement dated July 7, 1998 among the Issuer and the Purchasers (including, as defined therein, SBH), which is filed as an exhibit to this Statement and incorporated by reference into this Item 6, specifically included in the rights granted to SBH under the Investor Rights Agreement the shares purchased pursuant to the Stock Purchase Agreement dated July 7, 1998 between the Issuer and SBH which was filed as an exhibit to the Original Schedule 13D and is incorporated by reference into this Item 6.

         In a Subscription Agreement, dated December 31, 1998, between SBH and SB America, which is filed as an exhibit to this Statement and incorporated by reference into this Item 6, SBH subscribed to 100 shares of Common Stock of SB America for a purchase price of $10 per share. As an additional contribution to capital, SBH assigned and transferred to SB America all of its right, title and interest in, inter alia, the Common Stock, free and clear of all liens, encumbrances, equities or claims.

         For a description of the Agreement and Plan of Merger dated as of October 9, 1998, among the Issuer and Yoyodyne, see Item 3 of this Statement.

         The summary descriptions contained in this Statement of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto and incorporated herein by reference.

CUSIP No. 984332-10-6                                       Page 12 of 18 Pages


         Except as described in this Statement, or in the exhibits hereto, none of the Reporting Persons, nor, to the best knowledge and belief of SB America, SBH, Softbank and MAC, any of their respective directors or executive officers, is a party to any other contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

Item 7.   Material to be filed as Exhibits.
          --------------------------------

1. Second Amended and Restated Investor Rights Agreement, dated as of March 12, 1996, among Yahoo! Inc., and the Purchasers (as defined therein) (incorporated by reference to Exhibit 1 to the Original
         Schedule 13D).

2. Stock Purchase Agreement, dated July 7, 1998 between the Issuer and SOFTBANK Holdings, Inc. (incorporated by reference to Exhibit 2 to the Original Schedule 13D).

3. Form 10-Q of Yahoo! Inc. filed on July 17, 1998 (incorporated by reference to Exhibit 3 to the Original Schedule 13D).

4. Amendment to Second Amended and Restated Investor Rights Agreement, dated as of July 7, 1998, between Yahoo! Inc. and the Holders (as defined therein).

5. Subscription agreement by SOFTBANK Holdings Inc. to SOFTBANK America Inc. dated December 31, 1998.

6.       Joint Filing Agreement.

7. Stock Purchase Agreement, dated as of December 31, 1997, among GeoCities, the Issuer and SBH and Sellers (as defined therein) (incorporated by reference to Exhibit 10.24 to the Form S-1 dated July 21, 1998 filed by GeoCities).

8. Agreement and Plan of Merger dated as of October 9, 1998, among the Issuer, YO Acquisition Corp. and Yoyodyne.

9. Standstill and Voting Agreement dated as of March 12, 1996, between the Issuer and SBH.

10. Power of Attorney (incorporated by reference to Exhibit 24 to the Statement on Schedule 13G filed by Softbank, Mr. Son and SVI on February 18, 1998 with respect to Concentric Network Corporation).

CUSIP No. 984332-10-6                                       Page 13 of 18 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 11, 1999

                                        SOFTBANK AMERICA INC.


                                        By: /s/ Stephen A. Grant
                                           --------------------------------
                                           Attorney-in-fact


                                        SOFTBANK HOLDINGS INC.


                                        By: /s/ Stephen A. Grant
                                            -------------------------------
                                            Secretary


                                        SOFTBANK VENTURES INC.


                                        By: /s/ Stephen A. Grant
                                            -------------------------------
                                            Attorney-in-fact


                                        SOFTBANK CORP.


                                        By: /s/ Stephen A. Grant
                                            -------------------------------
                                            Attorney-in-fact


                                        MASAYOSHI SON


                                        By: /s/ Stephen A. Grant
                                            -------------------------------
                                            Attorney-in-fact

CUSIP No. 984332-10-6                                       Page 14 of 18 Pages


                                    ANNEX A-1

The name, position and present principal occupation of each director and executive officer of SOFTBANK America Inc. are set forth below.

The business address for SB America and the executive officers and directors listed below is SOFTBANK America Inc., 300 Delaware Avenue, Suite 900, Wilmington, DE 19801.

All executive officers and directors listed below are United States citizens, except Mr. Son, Hitoshi Hasegawa and Yoshitaka Kitao, who are citizens of Japan.


Name                  Position                    Present Principal Occupation
----------------      ---------------------       -----------------------------

Masayoshi Son         Chairman and Director       President and Chief Executive
                                                  Officer of SOFTBANK Corp.

Yoshitaka Kitao       Director                    Executive Vice President and
                                                  Chief Financial Officer of
                                                  SOFTBANK Corp.

Ronald Fisher         Vice Chairman and           Vice Chairman of SOFTBANK
                      Director                    Holdings Inc.

Steven Murray         Treasurer                   Controller of SOFTBANK
                                                  Holdings Inc.

Hitoshi Hasegawa      Secretary                   General Counsel of
                                                  SOFTBANK Corp.

CUSIP No. 984332-10-6                                       Page 15 of 18 Pages


                                    ANNEX A-2

The name, position and present principal occupation of each director and executive officer of SOFTBANK Holdings Inc. are set forth below.

The business address of SOFTBANK Holdings Inc. and the executive officers and directors listed below is SOFTBANK Holdings., 10 Langley Road, Suite 403, Newton Center, MA 02159.

All executive officers and directors listed below are United States citizens, except Mr. Son and Yoshitaka Kitao, who are citizens of Japan.


Name                  Position                    Present Principal Occupation
----------------      ---------------------       -----------------------------

Masayoshi Son         Chairman and Director       President and Chief Executive
                                                  Officer of SOFTBANK Corp.

Yoshitaka Kitao       Director                    Executive Vice President and
                                                  Chief Financial Officer of
                                                  SOFTBANK Corp.

Ronald Fisher         Vice Chairman and           Vice Chairman of SOFTBANK
                      Director                    Holdings Inc.

Gary Reischel         Senior Vice President       Executive Managing Director,
                                                  STV IV LLC

Stephen A. Grant      Secretary                   Partner, Sullivan & Cromwell

Thomas L. Wright      Vice President and          Treasurer of Ziff-Davis Inc.
                      Treasurer

Louis DeMarco         Vice President - Tax        Vice President - Tax

Charles R. Lax        Vice President              Managing Director, STV IV LLC

CUSIP No. 984332-10-6                                      Page 16 of 18 Pages


                                    ANNEX A-3
                                    ---------

The name, position and present principal occupation of each director and executive officer of SOFTBANK Corp. are set forth below.

The business address of SOFTBANK Corp. and the executive officers and directors listed below is SOFTBANK Corp., 24-1 Nihonbashi-Hakozakicho, Chuo-Ku, Tokyo 103-8501, Japan.

All executive officers and directors listed below are Japanese citizens, except Ronald Fisher and Eric Hippeau, who are citizens of the United States.

Name                  Position                    Present Principal Occupation
----------------      ---------------------       -----------------------------

Masayoshi Son         President,                  President and Chief Executive
                      Chief Executive Officer     Officer of SOFTBANK Corp.
                      and Director

Yoshitaka Kitao       Executive Vice              Executive Vice President and
                      President, Chief            Chief Financial Officer of
                      Financial Officer and       SOFTBANK Corp.
                      Director

Ken Miyauchi          Executive Vice              Executive Vice President,
                      President,                  Software & Network Products
                      Software & Network          Division of SOFTBANK Corp.
                      Products Division and
                      Director

Makoto Okazaki        Executive Vice              Executive Vice President,
                      President,                  Publishing Division of
                      Publishing Division and     SOFTBANK Corp.
                      Director

CUSIP No. 984332-10-6                                       Page 17 of 18 Pages


Name                  Position                    Present Principal Occupation
----------------      ---------------------       -----------------------------

Norikazu Ishikawa     Executive Vice              Executive Vice President,
                      President,                  Human Resources & General
                      Human Resources &           Affairs Division of
                      General Affairs Division    SOFTBANK Corp.
                      and Director

Takashi Eguchi        Director                    President, Chief Executive
                                                  Officer of PASONA
                                                  SOFTBANK Inc.

Masahiro Inoue        Director                    President, Chief Executive
                                                  Officer of Yahoo Japan
                                                  Corporation

Ronald Fisher         Director                    Vice Chairman of SOFTBANK
                                                  Holdings Inc.

Eric Hippeau          Director                    Chairman and Chief Executive
                                                  Officer, Ziff-Davis Inc.

Mitsuo Sano           Full-Time Corporate         Full-Time Corporate Auditor of
                      Auditor                     SOFTBANK Corp.

Katsura Sato          Corporate Auditor           Corporate Auditor of
                                                  SOFTBANK Corp.

Saburo Kobayashi      Corporate Auditor           Full-Time Corporate Auditor
                                                  of Heiwa Corporation

Hidekazu Kubokawa     Corporate Auditor           Certified Public Accountant,
                                                  Licensed Tax Accountant

CUSIP No. 984332-10-6                                       Page 18 of 18 Pages


                                    ANNEX A-4

The name, position and present principal occupation of each director and executive officer of MAC Inc. are set forth below.

The business address of MAC Inc. was 4-3-2 Toranomon, Minato-Ku, Tokyo (105-0001). Mr. Son's business address is set forth in Item 2 of this Statement.

The executive officer listed below is a Japanese citizen.



Name                  Position                    Present Principal Occupation
----------------      ---------------------       -----------------------------

Masayoshi Son         President                   President and Chief Executive
                                                  Officer of SOFTBANK Corp.